UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Kimbell Royalty Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

49435R 102

(CUSIP Number)

Ben J. Fortson

777 Taylor Street, Suite 810

Fort Worth, Texas 76102

(817) 945-9700

with a copy to:

Joshua Davidson

Jason A. Rocha

Baker Botts L.L.P.

One Shell Plaza

910 Louisiana Street

Houston, Texas 77002

(713) 229-1234

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49435R 102

1.	Names of Reporting Persons Ben J. Fortson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,166,801 (1)

	8.	Shared Voting Power 100,520 (2)

	9.	Sole Dispositive Power 5,166,801 (1)

	10.	Shared Dispositive Power 100,520 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,267,321

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.7% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)

Includes (a) 5,135,020 common units representing limited liability company interests (“OpCo Common Units”) of Kimbell Royalty Operating, LLC, a Delaware limited liability company, which, together with an equal number of Class B common units representing limited partner interests (“Class B Units”) of Kimbell Royalty Partners, LP, a Delaware limited partnership (the “Issuer”), are exchangeable on a one-for-one basis for common units representing limited partner interests of the Issuer (“Common Units”), owned directly by Kimbell Art Foundation, a Texas non-profit corporation (“KAF” and, together with Mr. Fortson, the “Reporting Persons”), (b) 17,341 Common Units owned directly by the Mattie K. Carter Trust, (c) 7,220 Common Units owned directly by the Fortson Grandchildren’s Trust (FBO Benjamin J. Fortson IV) and (d) 7,220 Common Units owned directly by the Fortson Grandchildren’s Trust (FBO Coleman Carter Fortson). Mr. Fortson has been delegated the authority to manage the investment assets of KAF, and serves as the trustee, and has voting and investment power, for each of these trusts.

(2)

Includes (a) 99,219 Common Units owned directly by Mr. Fortson and (b) 1,301 Common Units owned directly by BK GenPar, Inc., a Texas corporation (“BK”). Mr. Fortson and Kay C. Fortson are husband and wife, and may be deemed to share voting and investment power over Common Units beneficially owned by the other person. Mr. Fortson and Kay C. Fortson are the sole directors and officers of BK and, therefore, may be deemed to share voting and investment power over its Common Units.

(3)

Based on 18,056,487 Common Units outstanding as of December 28, 2018, as provided to the Reporting Persons by the Issuer, plus 5,135,020 Common Units that may be received by KAF upon exchange of an equal number of OpCo Common Units and Class B Units.

CUSIP No. 49435R 102

1.	Names of Reporting Persons Kimbell Art Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,135,020 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,135,020 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,135,020

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.1% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)	Includes 5,135,020 OpCo Common Units, which, together with an equal number of Class B Units, are exchangeable on a one-for-one basis for Common Units.

(2)

Based on 18,056,487 Common Units outstanding as of December 28, 2018, as provided to the Reporting Persons by the Issuer, plus 5,135,020 Common Units that may be received by KAF upon exchange of an equal number of OpCo Common Units and Class B Units.

This Amendment No. 5 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 17, 2017, as amended and restated by Amendment No. 3 filed with the SEC on October 4, 2018, as further amended and supplemented by Amendment No. 4 filed with the SEC on November 29, 2018 (together with this Amendment, the “Schedule 13D”), on behalf of Ben J. Fortson and Kimbell Art Foundation, a Texas non-profit corporation (“KAF” and, together with Mr. Fortson, the “Reporting Persons”), with respect to the common units representing limited partner interests (“Common Units”) of Kimbell Royalty Partners, LP, a Delaware limited partnership (the “Issuer”). Mr. Fortson is the Executive Vice President and Chief Investment Officer of KAF and also serves on its Board of Directors.

Item 3.         Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented by adding the following paragraphs to the end of Item 3:

On November 20, 2018, KAF entered into a Purchase and Sale Agreement, by and among KAF, the Issuer, Kimbell Royalty Operating, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Issuer (the “Operating Company” and, together with the Issuer, the “Buyer Parties”), and the other parties named therein (together with KAF, the “Sellers”), attached hereto as Exhibit 99.12 (the “Purchase Agreement”). The transactions contemplated by the Purchase Agreement are referred to herein as the “Dropdown.” Upon the closing of the Dropdown on December 20, 2018, in exchange for the sale by KAF of certain overriding royalty, royalty and other mineral interests to the Buyer Parties, (a) the Operating Company issued to KAF 2,181,762 common units representing limited liability company interests of the Operating Company (“OpCo Common Units”) and (b) the Issuer issued to KAF 2,181,762 Class B common units representing limited partner interests of the Issuer (“Class B Units,” which, together with the OpCo Common Units, are exchangeable at the discretion of the unitholder on a one-for-one basis for Common Units). As additional consideration with respect to the Class B Units, KAF paid to the Issuer an amount equal to five cents for each Class B Unit received (the “Class B Contribution”), entitling KAF to receive a quarterly cash distribution equal to 2% of its Class B Contribution, subsequent to distributions on the Series A Cumulative Convertible Preferred Units of the Issuer but prior to distributions on the Common Units. The consideration for the Dropdown is subject to certain ongoing adjustments as set forth in the Purchase Agreement, which will be made in cash. If such OpCo Common Units and Class B Units issued to KAF and the other Sellers were exchanged for newly issued Common Units, the Common Units issued to KAF would represent an aggregate 20.9% limited partner interest in the Issuer as of such time based on 18,056,487 Common Units outstanding following the closing of the Dropdown. The applicable price for Common Units set forth in the Purchase Agreement is $16.63 per Common Unit.

Effective December 7, 2018, the Board, upon the advice and recommendation of the Conflicts and Compensation Committee of the Board, approved the grant of restricted units under the LTIP. Mr.Fortson was granted 40,791 Common Units, which will vest in one-third installments on each of the first three anniversaries of the applicable grant date, subject to continuous service through the applicable vesting date, and are otherwise subject to the same terms as all other units granted under the LTIP (as described above).

Item 5.         Interest in Securities of the Issuer

Item 5(a)  of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)                                 The ownership percentages set forth in this paragraph (a) of Item 5 are based on 18,056,487 Common Units outstanding as of December 28, 2018, as provided to the Reporting Persons by the Issuer, plus 5,135,020 Common Units that may be received by KAF upon exchange of an equal number of OpCo Common Units and Class B Units. If all OpCo Common Units and Class B Units held by KAF and the other unitholders were exchanged for newly issued Common Units, there would be 37,509,745 Common Units outstanding, and the Reporting Persons would be deemed, in the aggregate, to be the beneficial owners of 14.04% of the outstanding Common Units.

(1) The information set forth in Items 11 and 13 of the cover pages hereto regarding the aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is incorporated herein by reference.

(2) In addition, as of the date of this Schedule 13D, certain of the Covered Individuals, excluding Mr. Fortson, whose information is set forth in paragraph (a)(1) of this Item 5, beneficially own the number and percentage of Common Units set forth in the following table.

Name	Common Units Beneficially Owned		Percentage of Class Beneficially Owned
Kimbell F. Wynne	105,005	(A)(B)	*
Kay C. Fortson	100,520	(C)(D)	*
Lisa W. Alcorn	28,534	(E)(F)	*
Karen F. Davis	21,660	(G)	*
Lisa F. Burton	18,535	(H)(I)	*
Kimberly W. Darden	1,300	(J)	*

*Less than 1.0% of the class beneficially owned.

(A)           Kimbell F. Wynne shares voting power and dispositive power with respect to such Common Units with her spouse, Mitch S. Wynne. Mr. Wynne’s present principal occupation is acting as President and owner of Wynne Petroleum Co., manager of MSW Royalties, LLC and director on the Board of the General Partner. Mr. Wynne’s business address is 777 Taylor Street, Suite 810, Fort Worth, Texas 76102, and he is a citizen of the United States of America. During the last five years, to KAF’s knowledge, Mr. Wynne has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(B)           Does not include 41,455 Common Units beneficially owned by Kimbell F. Wynne’s spouse, Mitch S. Wynne. Mrs. Wynne disclaims beneficial ownership of such Common Units, except to the extent of her pecuniary interest therein.

(C)           Kay C. Fortson shares voting power and dispositive power with respect to such Common Units with her spouse, Ben J. Fortson.

(D)           Does not include 5,166,801 Common Units beneficially owned by Kay C. Fortson’s spouse, Ben J. Fortson. Mrs. Fortson disclaims beneficial ownership of such Common Units, except to the extent of her pecuniary interest therein.

(E)           Includes 7,220 Common Units owned directly by Lisa W. Alcorn. Lisa W. Alcorn shares voting power and dispositive power with respect to such Common Units with her spouse, Peter Alcorn. Mr. Alcorn’s present principal occupation is acting as Vice President-Land of the General Partner, and his business address is 777 Taylor Street, Suite 810, Fort Worth, Texas 76102. Mr. Alcorn is a citizen of the United States of America. During the last five years, to KAF’s knowledge, Mr. Alcorn has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(F)           Does not include 530 Common Units or 563 OpCo Common Units beneficially owned by Lisa W. Alcorn’s spouse, Peter Alcorn. Mrs. Alcorn disclaims beneficial ownership of such Common Units, except to the extent of her pecuniary interest therein.

(G)           Karen F. Davis disclaims beneficial ownership of such Common Units, except to the extent of her pecuniary interest therein.

(H)          Lisa F. Burton shares voting power and dispositive power with respect to 11,916 of such Common Units with her brother-in-law, Mr. Wynne, and 6,619 of such Common Units with her spouse, William K. Burton. Mr. Burton’s present principal occupation is serving as Executive Vice President of Hillwood, and his business address is 9800 Hillwood Parkway, Suite 300, Fort

Worth, Texas 76177. Mr. Burton is a citizen of the United States of America. During the last five years, to KAF’s knowledge, Mr. Burton has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(I)            Does not include 35,497 Common Units beneficially owned by Lisa F. Burton’s spouse, William K. Burton. Mrs. Burton disclaims beneficial ownership of such Common Units, except to the extent of her pecuniary interest therein.

(J)            Includes 1,000 Common Units owned directly by Kimberly W. Darden and an aggregate of 300 Common Units owned directly by trusts for which Ms. Darden serves as the trustee, with exclusive voting power and dispositive power.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented by adding the following paragraphs to the end of Item 6:

Purchase Agreement

Pursuant to the Purchase Agreement, KAF agreed not to sell any of its Opco Common Units for a period of 120 days after December 20, 2018. References to, and descriptions of, the Purchase Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Purchase Agreement attached hereto as Exhibit 99.12, which is incorporated in its entirety in this Item 6.

Second Registration Rights Agreement

Pursuant to the Registration Rights Agreement, dated as of December 20, 2018, by and among the Issuer, KAF and the Sellers (the “Second Registration Rights Agreement”), the Sellers, including KAF, have registration rights with respect to the resale of the Common Units issued or issuable upon the conversion of the Opco Common Units and a corresponding number of Class B Units issued in connection with the Dropdown (the “Registrable Securities”). Pursuant to the Second Registration Rights Agreement, among other things, the Issuer will (i) prepare a shelf registration statement or an amendment to its existing shelf registration statement, in either event, with respect to the resale of the Registrable Securities that would permit some or all of the Registrable Securities to be resold in registered transactions (the “Shelf Registration Statement”), file the Shelf Registration Statement with the SEC within 30 days of the execution of the Second Registration Rights Agreement, and use its reasonable best efforts to cause the Shelf Registration Statement to become effective as soon as reasonably practicable following such filing, but in any event within 180 days of the execution of the Second Registration Rights Agreement, and (ii) use its reasonable best efforts to maintain the effectiveness of the Shelf Registration Statement while the Sellers and each of their transferees that hold Registrable Securities are in possession of Registrable Securities.

References to, and descriptions of, the Second Registration Rights Agreement of the Issuer as set forth in this Item 6 are qualified in their entirety by reference to the Second Registration Rights Agreement attached hereto as Exhibit 99.13, which is incorporated in its entirety in this Item 6.

Item 7.         Material to be Filed as Exhibits

Exhibit No.	Exhibit Description

99.1

Joint Filing Agreement, dated as of February 17, 2017, by and among the Reporting Persons (filed as Exhibit 99.1 to the Reporting Persons’ Schedule 13D filed with the SEC on February 17, 2017 and incorporated herein in its entirety by reference).

99.2	Executive Officers and Directors of KAF (filed as Exhibit 99.2 to the Reporting Persons’ Schedule 13D filed with the SEC on August 3, 2018 and incorporated herein in its entirety by reference).

99.3

Contribution, Conveyance, Assignment and Assumption Agreement, dated as of December 20, 2016, by and among the Issuer, the General Partner, Kimbell Intermediate GP, LLC, Kimbell Intermediate Holdings, LLC, Kimbell Royalty Holdings, LLC and the other parties named therein (filed as Exhibit 2.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-215458), as amended, initially filed with the SEC on January 6, 2017 and incorporated herein in its entirety by reference).

99.4

Kimbell Royalty GP, LLC 2017 Long-Term Incentive Plan (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 7, 2017 and incorporated herein in its entirety by reference).

99.5

Form of Restricted Unit Award Agreement under the Kimbell Royalty GP, LLC 2017 Long-Term Incentive Plan (filed as Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on May 11, 2017 and incorporated herein in its entirety by reference).

99.6

First Amendment to the Kimbell Royalty GP, LLC 2017 Long-Term Incentive Plan (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 25, 2018 and incorporated herein in its entirety by reference).

99.7

First Amended and Restated Limited Liability Company Agreement of the General Partner, dated as of February 8, 2017 (filed as Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 14, 2017 and incorporated herein in its entirety by reference).

99.8

Recapitalization Agreement, dated as of July 24, 2018, by and among KAF, the other Exchange Right Holders, the Issuer, the General Partner, the Operating Company and Haymaker Resources, LP (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 27, 2018 and incorporated herein in its entirety by reference).

99.9

Exchange Agreement, dated as of September 23, 2018, by and among Haymaker Minerals & Royalties, LLC, EIGF Aggregator III LLC, TE Drilling Aggregator LLC, Haymaker Management, LLC, KAF, the Issuer, the General Partner and the Operating Company (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 25, 2018 and incorporated herein in its entirety by reference).

99.10

Third Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of September 23, 2018 (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 25, 2018 and incorporated herein in its entirety by reference).

99.11

First Amended and Restated Limited Liability Company Agreement of Kimbell Royalty Operating, LLC, dated as of September 23, 2018 (filed as Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 25, 2018 and incorporated herein in its entirety by reference).

99.12

Purchase and Sale Agreement, dated as of November 20, 2018, by and among Rivercrest Capital Partners LP, KAF, Cupola Royalty Direct, LLC, Rivercrest Royalties Holdings II, LLC, the Issuer and the Operating Company (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 23, 2018 and incorporated herein in its entirety by reference).

99.13

Registration Rights Agreement, dated as of December 20, 2018, by and among Rivercrest Capital Partners LP, KAF, Cupola Royalty Direct, LLC, Rivercrest Royalties Holdings II, LLC and the Issuer (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 28, 2018 and incorporated herein in its entirety by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 31, 2018
(Date)

By:	/s/ Ben J. Fortson
BEN J. FORTSON

KIMBELL ART FOUNDATION

	By:	/s/ Ben J. Fortson
		Name:	Ben J. Fortson
		Title:	Executive Vice President and Chief Investment Officer